

Mail Stop 4631

October 15, 2009

Via U.S. Mail and Facsimile

Francis C. Poli, Esq.
Executive Vice President and General Counsel
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017

> **Re:** **Cohen & Steers, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 30, 2009**
> **File No. 333-161230**

Dear Mr. Poli:

We have reviewed your responses to the comments in our letter dated September 4, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that the prospectus states that you are offering up to 10,000,000 shares of common stock for sale by the company. You are registering only 6,025,000 shares of common stock on the current registration statement. Therefore, you would need to have 3,975,000 unsold shares of common stock from the company's primary offering on the expiring registration statement to add to the newly registered shares in order to allow the company to offer up to 10,000,000 shares on the combined prospectus. However, you appear to have only 2,500,000 shares of common stock remaining with respect to the primary transaction registered on the expiring shelf registration statement. Please note that the

company may not offer additional shares by post-effective amendment or combination of prospectuses under Rule 429. You should not reallocate shares from the resale transaction registered on the earlier registration statement in order to effect registration of additional shares for sale by the company using the combined prospectus. In this regard, please see Rule 413 and our Compliance and Disclosure Interpretations, Securities Act Rules, Question 610.02, available at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please revise your filing to increase the amount of common stock registered in the "Amount to be Registered" section of the fee table and pay any applicable additional filing fees. Alternatively, please revise your prospectus accordingly to decrease the total amount of shares offered.

Selling Stockholders, page 11

2.   We note your response to comment one in our letter dated September 4, 2009. Please revise this section to disclose the date on which and the manner in which the selling shareholders received the shares.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Joshua Ford Bonnie, Esq. (via facsimile (212) 455-2502)
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954